Exhibit 99.1

Ayr Launching Adult-Use Cannabis Sales in the Heart of Boston’s Back Bay,
the Company’s First Adult-Use Dispensary in Greater Boston

MIAMI & BOSTON, June 29, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced the opening of AYR in Back Bay, the Company’s flagship dispensary in Boston. Sales begin on Saturday, July 2nd at 10am ET, representing the Company’s first adult-use retail sales in Massachusetts.

Located at 827 Boylston St. in the heart of Boston’s famous Back Bay neighborhood, directly next to the Apple Store and across from the Prudential Center, the dispensary is expected to benefit from the significant shopping, dining and cultural activities the Back Bay is known for, and will feature a wide range of cannabis brands and products, including Ayr’s own Kynd premium flower, Secret Orchard vapes, Wicked edibles, Levia THC infused seltzer, and HAZE concentrates, to address experienced consumers as well as those newer to cannabis.

“We are incredibly excited to open our first adult-use store in Massachusetts, particularly in the enviable location of Boston’s Back Bay. We appreciate the warm welcome that we’ve received by the City of Boston, the Back Bay Association, the Neighborhood Association of Back Bay, and all of the surrounding businesses and community groups. We look forward to further acting on our commitment of being a force for good throughout Back Bay and the local communities,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Our team has cultivated a welcoming environment for all that adds to the integrity of this historic neighborhood and adds new jobs and community investment, and we’re excited to welcome each of you to come visit.”

“Between the Prudential Center and the surrounding destination bars and restaurants, our Back Bay store is in one of the busiest parts of Boston, and we believe this will be one of the best located dispensaries in the state of Massachusetts.”

A Grand Opening Celebration will be held on Thursday, July 14th from 10am – 3pm ET at Back Bay Social, located at 867 Boylston St.

The store’s hours of operation are Monday through Saturday from 10am – 8pm ET and Sunday from 10am – 6pm ET. Pre-orders are encouraged and can be placed at www.ayrmassachusetts.com.

Sira Naturals d/b/a Ayr also recently received a final license from the Massachusetts Cannabis Control Commission (“CCC”) to open AYR Watertown, its second Greater Boston adult-use cannabis dispensary. The Company anticipates opening that location in July 2022.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: ir@ayrwellness.com

Leland Radovanovic

Trailblaze PR

leland@trailblaze.co

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com